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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
           ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (FINAL AMENDMENT)

                          -----------------------------

                   ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                                (Name of Issuer)


                   ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                          THE ST. PAUL COMPANIES, INC.
                      (Name of Person(s) Filing Statement)


                             ZERO COUPON CONVERTIBLE
                           SUBORDINATED NOTES DUE 2009
                  OF ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                       (AS SUCCESSOR TO USF&G CORPORATION)
                         (Title of Class of Securities)


                                   903290-AD6
                      (CUSIP Number of Class of Securities)


                              SANDRA ULSAKER WIESE
                               CORPORATE SECRETARY
                   ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                              385 WASHINGTON STREET
                            ST. PAUL, MINNESOTA 55102
                                 (651) 310-7911
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)



                                   Copies to:

              BRUCE A. BACKBERG                            JOSEPH B. FRUMKIN
SENIOR VICE PRESIDENT AND CHIEF LEGAL COUNSEL             SULLIVAN & CROMWELL
        THE ST. PAUL COMPANIES, INC.                        125 BROAD STREET
            385 WASHINGTON STREET                       NEW YORK, NEW YORK 10004
          ST. PAUL, MINNESOTA 55102                          (212) 558-4000
               (651) 310-7911


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                             INTRODUCTORY STATEMENT

      This Final Amendment, dated March 19, 1999 (this "Amendment"), is filed to supplement and amend the information set forth in the Issuer Tender Offer Statement on Schedule 13E-4, dated February 5, 1999, as amended by Amendment No. 1, dated February 19, 1999 (the "Schedule 13E-4"), filed by The St. Paul Companies, Inc., a Minnesota corporation ("St. Paul"), and St. Paul Fire and Marine Insurance Company, a Minnesota corporation ("Fire & Marine") and a wholly owned subsidiary of St. Paul, with respect to any and all of the outstanding Zero Coupon Convertible Subordinated Notes Due 2009 (the "Notes") issued by USF&G Corporation, a Maryland corporation ("USF&G"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the
Schedule 13E-4 including the Offer to Purchase filed as Exhibit (a)(1) thereto.

          The Offer expired at 12 midnight, New York City time on March 5, 1999, and has therefore terminated. The Chase Manhattan Bank, as the Depository for the Offer, reported that a total of $33,488,000 principal amount of Notes were validly tendered (and not properly withdrawn) pursuant to the Offer and $21,459.780.16 was paid to cover these tenders. The Chase Manhattan Bank further reported that as of 12 midnight, New York City time on March 5, 1999, the principal amount of outstanding Notes was $141,538,000.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled "Sources and Amounts of Funds" is incorporated herein by reference.

      In connection with the USF&G Merger, St. Paul agreed to be jointly and severally liable with USF&G for the due and punctual payment of the principal of, and premium, if any, and interest on, the Notes when due whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations under the Notes and the Indenture. Payment by either Fire & Marine or St. Paul of the Redemption Price for Notes validly tendered (and not properly withdrawn) pursuant to the Offer will discharge the obligation of both Fire & Marine and St. Paul to make such payment. To satisfy its obligations under the First Supplemental Indenture, St. Paul has agreed with Fire & Marine to pay the Redemption Price for all Notes validly tendered (and not properly withdrawn) pursuant to the Offer prior to the Expiration Date.

(b) Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth in the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer--General", "The Offer--Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

      To satisfy its obligations under the First Supplemental Indenture, St. Paul has agreed with Fire & Marine to pay the Redemption Price for all Notes validly tendered (and not properly withdrawn) pursuant to the Offer prior to the Expiration Date.



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ITEM 8.   ADDITIONAL INFORMATION.

(a)   None.

(b) None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.

(c)   None.

(d)   None.

(e) Reference hereby made to the exhibits in the Schedule 13E-4, together with the information set forth in Item 2 of this Amendment, which are incorporated in their entirety herein by reference.

      The Bidder will accept for payment on March 3, 1999 any Notes validly delivered on or before that date and pay for such Notes in accordance with the terms of the Notes. The Bidder also agrees for the benefit of holders of Notes to redeliver to such holders any Notes accepted for payment prior to the Expiration Date if the holder (i) delivers written notice to the Depositary prior to the Expiration Date (in the same manner set forth in the Offer for withdrawal of a tender) specifying the Notes the holder wishes to have redelivered and (ii) returns to the Bidder's account at the Depositary within two business days of the Expiration Date all amounts paid by the Bidder in respect of such Notes. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Bidder will promptly purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) after March 3, 1999 and prior to the Expiration Date.




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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ST. PAUL FIRE AND MARINE INSURANCE
                                             COMPANY


                                             By:  /s/ Bruce A. Backberg
                                                --------------------------------
                                             Name:  Bruce A. Backberg
                                             Title: Senior Vice President and
                                                    Chief Legal Counsel


                                             THE ST. PAUL COMPANIES, INC.


                                             By:  /s/ Bruce A. Backberg
                                                --------------------------------
                                             Name:  Bruce A. Backberg
                                             Title: Senior Vice President and
                                                    Chief Legal Counsel


Dated:  March 19, 1999


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